June 20, 2018

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to your comments dated June 5, 2017 with respect to Post-Effective Amendment No. 2, filed on April 20, 2018, to the Registrant’s registration statement for the purpose of registering two new series American Century Quality Diversified International ETF and American Century U.S. Quality Growth ETF (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

For your convenience, we restate each of your comments prior to our responses. Unless otherwise defined in this response letter, capitalized terms used herein have the meanings set forth in the registration statement.

General

1.
Comment: Please advise whether the Funds have obtained relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 and, if not, whether the Registrant plans to delay effectiveness of the Registration Statement until such relief is obtained.

Response: The Funds intend to rely on the generic listing standards of NYSE Arca, Inc. and, therefore, no relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will be needed.

2.	Comment: Please provide copies of the Funds’ respective index methodologies to the Staff.

Response: The Funds will supplementally provide copies of the index methodologies to the Staff as requested.

3.	Comment: We note that the filing is incomplete. File another amendment to the registration statement, pursuant to Rule 485(a) of the 1940 Act, to provide.

Response: We acknowledge the Staff’s comment. We will file another amendment pursuant to Rule 485(a) on June 20, 2018, Post-Effective Number 4, to complete all disclosure.

Prospectus

4.
Comment: For purposes of both Funds’ tests to invest at least 80% of fund assets in the component securities of their respective underlying indexes, please add that the test is exclusive of collateral held from securities lending, as is stated in the Statement of Additional Information (“SAI”).

Response: We revised the disclosure as requested.

5.	Comment: In the Principal Investment Strategies section for the Funds, please provide a narrower description of the Funds' starting universes, including the name of an index, if applicable.

Response: For the American Century Quality Diversified International ETF, the index provider does not use a public index to define the starting universe. Rather it selects securities from large- and mid-capitalization equity securities of global issuers in developed and emerging markets, excluding the United States. We have included the list of countries that the index provider currently includes in the universe under the heading What are the fund’s investment objectives? in the Objectives, Strategies and Risks section.
For American Century U.S. Quality Growth ETF, we have revised the disclosure to name a starting index.

6.
Comment: In the Principal Investment Strategies sections of both Funds, please provide a detailed description of the respective underlying indexes’ methodologies, including how components are weighted.

Response: We revised the disclosure as requested.

7.	Comment: In the Principal Investment Strategies sections of both Funds, please revise the descriptions of the quality screens to plain English.

Response: We revised the disclosure as requested.

8.
Comment: In the Principal Investment Strategies section of American Century Quality Diversified International ETF, please rewrite the following sentence in plain English: “The underlying index applies a quantitative approach to manage risk associated with exposure to the applicable currencies against the U.S. dollar dynamically, ranging from 0% to 20% of the index’s currency exposure.”

Response: This is not a principal strategy of the Fund, so we deleted the statement from the prospectus.

9.	Comment: In the Principal Investment Strategies sections of both Funds, please disclose each Funds’ rebalancing and reconstitution timing.

Response: We revised the disclosure as requested.

10.	Comment: In the Principal Investment Strategies section of American Century Quality Diversified International ETF, please describe the Fund’s use of futures contracts in plain English.

Response: We revised the disclosure as requested.

11.
Comment: Please confirm that neither Fund counts derivatives for purposes of complying with their respective tests to invest at least 80% of fund assets in the component securities of their respective underlying indexes.

Response: We confirm.

12.	Comment: If the Funds’ respective underlying indexes currently concentrate in any specific industry or industries, please identify those industries and add corresponding risk disclosure.

Response: Neither of the Fund’s respective underlying indexes currently concentrate in any specific industry or industries, so additional disclosure is unnecessary at this time.

13.	Comment: Please explain why the Funds have the risk of active and frequent trading included in their Principal Investment Strategies sections.

Response: We expect that the Funds’ underlying indexes may have high portfolio turnover, which may cause the Funds to also have high portfolio turnover. We revised the disclosure to clarify that high portfolio turnover in the Funds will be related to high turnover in their respective indexes.

14.	Comment: Please add disclosure explaining how the American Century Quality Diversified International ETF defines “emerging markets”.

Response: The Fund does not have any stated limitation on the amount of its assets that may be invested in developed or emerging market countries, therefore we do not believe it would be meaningful to shareholders to provide a definition of emerging markets. Rather, we have added a list of countries that the index provider currently includes in the universe under the heading What are the fund’s investment objectives? in the Objectives, Strategies and Risks section.

15.	Comment: In the Principal Investment Strategies section of American Century Quality Diversified International ETF, please revise the duplicative sentences in the opening paragraphs.

Response: We revised the disclosure as requested.

16.
Comment: Please confirm that neither of the Funds will impose a 12b-1 fee for at least one year from the effective date of the registration statement. If a Fund anticipates charging a 12b-1 fee within the year following the effective date, please disclose so in a separate line item within the Fund’s fee table.

Response: We confirm that neither Fund anticipates imposing a 12b-1 fee for at least one     year from the effective date of the registration statement. Accordingly, no 12b-1 fees are     reflected in the Funds’ fee tables.

17.	Comment: Please revise the Principal Investment Strategies section of the American Century U.S. Quality Growth ETF to plain English.

Response: We revised the disclosure as requested.

Statement of Additional Information

18.
Comment: In the Placement of Creation Orders section under the heading Creation and Redemption of Creation Units, the SAI states that the American Century Diversified Corporate Bond ETF has an early cut-off time of 2 p.m. Eastern for placement of creation orders. Please confirm that this fund’s basket assets and portfolio holdings are made public sufficiently in advance of this cut off time to allow an Authorized Participant to consider such information before placing an order.

Response: We confirm that information regarding the fund’s basket assets and portfolio holdings are made available on the fund’s website before the market opens for trading, allowing Authorized Participants time to consider such information before placing an order.

19.
Comment: Under the section Distribution and Service (12b-1) Fees, please add disclosure responsive to Item 19(g)(2) of Form N-1A stating whether the 12b-1 plan adopted for the Funds reimburses for expenses incurred or compensates the distributor regardless of expenses.

Response: We revised the disclosure as requested.

Miscellaneous

20.	Comment: If the Registrant intends to request acceleration of its filing under Rule 461 of the Securities Act of 1933, please include the representation required by Section 512(h) of Regulation S-K.

Response: The Registrant intends to request acceleration and will include the requested representation.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Corporate Counsel

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com